UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No.	1	)*

ZAGG INCORPORATED
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
98884U108
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98884U108

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Durham Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒- Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization

Utah
	5.	Sole Voting Power

Number of		None
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		1,030,000 (see Item 4)
Reporting
Person	7.	Sole Dispositive Power
With:
None
	8.	Shared Dispositive Power

1,030,000 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,030,000 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐

11.	Percent of Class Represented by Amount in Row (9)

3.5% *
12.	Type of Reporting Person
OO

* Percentage of ownership is based on 29,635,255 shares of common stock outstanding as of November 16, 2011.

CUSIP No. 98884U108

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard P. Durham
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒- Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America
	5.	Sole Voting Power

Number of		1,100,000 (see Item 4)
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		None
Reporting
Person	7.	Sole Dispositive Power
With:
1,100,000 (see Item 4)
	8.	Shared Dispositive Power

None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,100,000 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐

11.	Percent of Class Represented by Amount in Row (9)

3.7% *
12.	Type of Reporting Person
IN

* Percentage of ownership is based on 29,635,255 shares of common stock outstanding as of November 16, 2011.

Item 1(a)	Name of Issuer: Zagg Incorporated (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3855 S. 500 W., Suite J, Salt Lake City, UT 84115

Item 2(a).	Name of Person Filing: This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is filed to amend and supplement the Schedule 13G originally filed on April 4, 2011 (the “Initial Schedule 13G”). This Amendment No. 1 is being jointly filed by (i) Durham Capital, L.L.C. (“Durham Capital”) and (ii) Richard P. Durham, an individual (“Mr. Durham”). Durham Capital and Mr. Durham entered into a Joint Filing Agreement, a copy of which is filed as Exhibit A with the Initial Schedule 13G, pursuant to which they agreed to file the Initial Schedule 13G and this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of Durham Capital and Mr. Durham is 6510 South Millrock Dr., Suite 425, Salt Lake City, Utah 84121.

Item 2(c).	Citizenship: Durham Capital is a Utah limited liability company. Mr. Durham is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number: 98884U108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: Durham Capital, L.L.C. is the record owner of 1,030,000 shares of Common Stock as of December 31, 2011 (the “Durham Capital Shares”). As the manager of Durham Capital, Mr. Durham has sole voting and investment power over the Durham Capital Shares.

In addition, Mr. Durham owns individually and has sole voting and investment power over 70,000 shares of Common Stock as of December 31, 2011.

(b)	Percent of class: See Line 11 of cover sheets. The percentages set forth on the cover sheets for each of Durham Capital and Mr. Durham are calculated based on 29,635,255 shares of common stock outstanding as of November 16, 2011.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2012

DURHAM CAPITAL, L.L.C.

/s/ Richard P. Durham
By:	Richard P. Durham
Title:	Manager

RICHARD P. DURHAM

/s/ Richard P. Durham

Page 6 of 6